Exhibit 99.77B

                    [LETTERHEAD OF CUMMINGS & CARROLL, P.C.]

To the Shareholders and Board of Directors
DK Investors Inc.

                           Report on Internal Control

We have examined the financial statements of DK Investors Inc. for the year ended December 31, 2003 and have issued our opinion thereon dated February 16, 2004. As a part of our examination, we reviewed and tested the company's' system of internal accounting control and procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and the requirements of Form N-SAR under the Investment Company Act of 1940. The requirements of Form N-SAR contemplate that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and those requirements the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use of disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report by Form N-SAR, the cost-benefit relationship has been disregarded in determining material weaknesses to be reported.

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There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degrees of compliance with the procedures may deteriorate.

Our study and evaluation of the company's system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system which may have existed during the period under review. However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

                                        CUMMINGS & CARROLL, P.C.


                                        /s/ Cummings & Carrol, P.C.

                                        Certified Public Accountants

Great Neck, New York
February 16, 2004